CONTACT:
U.S. Physical Therapy, Inc.
Carey Hendrickson, Chief Financial Officer
Chris Reading, Chief Executive Officer
(713) 297-7000
Three Part Advisors
Joe Noyons
(817) 778-8424

U.S. Physical Therapy to Present at the
 12th Annual Southwest IDEAS Investor Conference

Houston, TX, November 17, 2020 – U.S. Physical Therapy, Inc. (NYSE: USPH), a national operator of outpatient physical therapy clinics (the "Company"), today announced Chris Reading, Chief Executive Officer, and Carey Hendrickson, Chief Financial Officer, will participate in the virtual Southwest IDEAS Investor Conference on Wednesday, November 18, 2020. The Company’s presentation will be webcasted and is scheduled to be available at 7:00 am CST on November 18th. The presentation can be accessed through the Southwest IDEAS conference portal for registered participants and on the IDEAS conference website: www.IDEASconferences.com.

A copy of USPh’s investor presentation is posted on the Company’s website at www.usph.com.

About U.S.  Physical Therapy, Inc.

Founded in 1990, U.S. Physical Therapy, Inc. operates 548 outpatient physical therapy clinics in 39 states. The Company's clinics provide preventative and post-operative care for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically-related injuries and rehabilitation of injured workers. In addition to owning and operating clinics, the Company manages 38 physical therapy facilities for unaffiliated third parties, including hospitals and physician groups. The Company also has an industrial injury prevention business which provides onsite services for clients’ employees including injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations, and ergonomic assessments.

More information about U.S. Physical Therapy, Inc. is available at www.usph.com. The information included on that website is not incorporated into this press release.

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